RECEIVED FEB 28 2011 SEC MAIL PROCESSING SECTION WASH, D.C. 211

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Visun Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 N. Patrick Boulevard, Suite 190
(No. and Street)

Brookfield (City) WI (State) 53045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vish R. Naik (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vish R. Naik
Signature

President
Title

Elizabeth Adamski
Notary Public 3-2-11

NOTARY PUBLIC
ADAMSKI
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation

Annual Report

December 31, 2010

Table of Contents

WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Visun Securities Corporation

We have audited the accompanying balance sheets of Visun Securities Corporation as of December 31, 2010 and December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with accounting standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Walkowicz, Boczkiewicz & co., s.c.
Waukesha, Wisconsin
February 9, 2011

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Visun Securities Corporation
Balance Sheets
December 31, 2010 and December 31, 2009

Assets

	2010	2009
Current Assets:		
Cash and cash equivalents	$ 19,050	$ 11,647
Commissions receivable	-	31,015
Note receivable	-	10,500
Prepaid payroll tax	1,549	-
Short-term investments	19,250	17,049
Total Current Assets	39,849	70,211
Property and Equipment:		
Computer equipment	2,839	2,839
Furniture and fixtures	31,874	31,874
Telephone	4,616	4,616
Total Property and Equipment	39,329	39,329
Less: accumulated deprecation	(37,223)	(35,993)
Net Property and Equipment	2,106	3,336
Other Assets:		
Customer list	400	500
Security deposit	1,320	1,320
Total Other Assets	1,720	1,820
Total Assets	$ 43,675	$ 75,367

Liabilities and Stockholder's Equity

	2010	2009
Current Liabilities:		
Commissions payable	$ -	$ 26,363
Credit card payable	2,831	266
Payroll taxes payable	-	2,267
Total Current Liabilities	2,831	28,896
Subordinated Loan	25,000	25,000
Total Liabilities	27,831	53,896
Stockholder's Equity:		
Common stock	10,000	10,000
Retained earnings	3,710	10,067
Accumulated other comprehensive income	2,134	1,404
Total Stockholder's Equity	15,844	21,471
Total Liabilities and Stockholder's Equity	$ 43,675	$ 75,367

See notes to financial statements.

Visun Securities Coporation
Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 324,821	$ 207,229
Expenses:		
Amortization	100	100
Automobile	1,924	1,746
Bank charges	98	88
Commissions	207,591	124,766
Depreciation	1,230	1,230
Dues & subscriptions	180	535
Insurance	1,217	1,251
Licenses and registration	4,675	5,566
Meals & entertainment	743	612
Office supplies	2,456	1,058
Payroll	81,244	42,616
Payroll taxes	6,913	3,379
Personal property tax	-	69
Professional fees	8,817	6,100
Rent	10,859	7,694
Telephone	2,399	2,071
Total Expenses	330,446	198,881
Net Income (Loss) From Operations	(5,625)	8,348
Other Income (Expense):		
Investment income	1,148	583
Miscellaneous income	-	299
Gain (Loss) on sale of investments	370	(1,433)
Interest expense	(2,250)	(1,687)
Total Other Expense	(732)	(2,238)
Net Income (Loss)	$ (6,357)	$ 6,110
Other Comprehensive Income:		
Unrealized gain on investment	$ 730	$ 1,404
Reclassification adjustment for losses included in net income	-	(228)
Other Comprehensive Income	730	1,176
Comprehensive Income (Loss)	$ (5,627)	$ 7,286

See notes to financial statements.

Visun Securities Corporation
Statements of Changes in Liabilities Subordinated to Claims of Creditors
For the Years Ended December 31, 2010 and 2009

Subordinated loan, December 31, 2008	$	25,000
Increase (Decrease)		-
Subordinated loan, December 31, 2009		25,000
Increase (Decrease)		-
Subordinated loan, December 31, 2010	$	25,000

See notes to financial statements.

Visun Securities Corporation
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2008	$ 10,000	$ 228	$ 3,957	$ 14,185
Unrealized gain on investments	-	1,404	-	1,404
Reclassification adjustment for losses included in net income	-	(228)	-	(228)
Net income	-	-	6,110	6,110
Balance, December 31, 2009	$ 10,000	$ 1,404	$ 10,067	$ 21,471
Unrealized gain on investments	-	730	-	730
Net loss	-	-	(6,357)	(6,357)
Balance, December 31, 2010	$ 10,000	$ 2,134	$ 3,710	$ 15,844

See notes to financial statements.

Visun Securities Corporation
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (6,357)	$ 6,110
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities:		
Depreciation and amortization	1,330	1,330
(Gain) Loss on sale of investments	(370)	1,433
(Increase) decrease in assets:		
Commissions receivable	31,015	(21,115)
Note receivable	10,500	(10,500)
Prepaid payroll tax	(1,549)	-
Increase (decrease) in liabilities:		
Commissions payable	(26,363)	17,948
Credit card payable	2,565	(1,637)
Payroll taxes payable	(2,267)	459
Net Cash Provided by (Used in) Operating Activities	8,504	(5,972)
Cash Flows from Investing Activities:		
Purchase of investments	(18,977)	(15,645)
Proceeds from the sale of investments	17,876	32,700
Net Cash Provided by (Used in) Investing Activities	(1,101)	17,055
Net Increase in Cash	7,403	11,083
Cash and cash equivalents - Beginning of year	11,647	564
Cash and cash equivalents - End of year	$ 19,050	$ 11,647
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 2,250	$1,687
Income taxes	$0	$0

See notes to financial statements.

Visun Securities Corporation
Notes To Financial Statements
December 31, 2010 and 2009

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the state of Wisconsin on March 11, 1983. The Company is registered with the Securities and Exchange Commission and it is a member of (i) the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange) and (ii) the Securities Investors Protection Corporation ("SIPC"). The Company's principal business activities consist of the sale of mutual funds and annuities.

Income Taxes

As of December 31, 2010, the Company recorded no provision for income taxes since there was no tax liability per the tax return. There were no significant differences between financial and tax reporting.

Cash Equivalents

Cash equivalents are defined as certificates of deposit and U.S. government obligations which mature in less than 90 days, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the straight-line method over various estimated useful lives between five and ten years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company's net capital and required net capital were $32,580 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 8.69%.

Note 3 - Lease Commitment

Under the terms of noncancellable leases for office space, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2011	$ 16,920
2012	-
2013	-
2014	-
2015	-
Total	$ 16,920

The Company has a written agreement to sublease its office space to Asset Builders Corporation. The agreement also provides for Asset Builders Corporation to reimburse the Company for various common area expenses and services.

Note 4 - Subordinated Loan

The Company has a loan payable to its officer and sole stockholder. It carries an interest rate of 9% and was due December 31, 2010, and is subordinated to all creditors. In December, 2009, an amendment was signed to extend the maturity date to December 31, 2013. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5 - Common Stock

As of December 31, 2010 and 2009, common stock consisted of 10,000 authorized, 10,000 issued and outstanding, no par value shares.

Note 6 - Investments

Investments are recorded at fair market value as follows:

As of December 31, 2010

	Cost	Fair Market Value	Allowance for Unrealized Gain
Debt securities:			
Corporate	$ 17,116	$ 19,250	$ 2,134
Total	$ 17,116	$ 19,250	$ 2,134

Note 7 - Fair Value Measurements

The following table presents information relating to the fair value measurements for assets that are measured at fair value on a recurring basis at December 31, 2010:

As of December 31, 2010	Fair Value	Fair Market Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Short-term investments:				
Corporate bonds	$ 19,250	$ 19,250	$ -	$ -
Total	$ 19,250	$ 19,250	$ -	$ -

FASB ASC 820, *Fair Value Measurements*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs were used only when Level 1 or Level 2 inputs were not available. The Company had no investments qualifying under Levels 2 or 3.

Level 1 Fair Value Measurements

The fair value of money market funds and common stock are based on quoted net asset values of the shares held by the Company at year-end.

Note 8 - Subsequent Events

The Company has reviewed events and transactions through February 9, 2011 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2010

		2010
Net Capital Computation		
Stockholder's equity at year end	$	15,844
Additions:		
Liabilities subordinated to claims of general creditors		25,000
Deductions:		
Nonallowable assets:		
Other assets		(1,720)
Fixed assets		(2,107)
Prepaids		(1,549)
Haircuts on securities		(2,888)
Net Capital	$	32,580
Computation of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	189
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Computation of Aggregate Indebtedness		
Total liabilities	$	2,831
Aggregate Indebtedness	$	2,831
Percentage of Aggregate Indebtedness to Net Capital		8.69%

Visun Securities Corporation
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2010

		2010
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	34,129
Net changes per audit		
Prepayment of Payroll Taxes		(1,549)
Net Capital Per Above	$	32,580

WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J. WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

Independent Auditor's Report on Internal Control

To the Board of Directors,
Visun Securities Corporation

In planning and performing our audit of the financial statements of Visun Securities Corporation for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Visun Securities Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Visun Securities Corporation for the year ended December 31, 2010, and this report does not affect our report thereon dated February 9, 2011. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Waukesha, Wisconsin
February 9, 2011

VISUN SECURITIES CORPORATION

ANNUAL REPORT

FOR THE YEAR ENDED
DECEMBER 31, 2010